UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K, including the sections entitled “Business,” and “Risk Factors,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

•	the implementation of our strategic plans for our business;
•	our financial performance;
•	developments relating to our competitors and our industry, including the impact of government regulation;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
•	other risks and uncertainties, including those listed under the captions “Business,” and “Risk Factors”.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Entry into a Material Definitive Agreement.

Share Purchase Agreement

On February 28, 2025, Paranovus Entertainment Technology Limited (the “Company” or “PAVS”), Bomie Wookoo Inc (“BW” or “Bomie Wookoo”), a corporation organized under the laws of New York, and stockholders of BW, entered into a share purchase agreement (the “SPA”). Pursuant to the SPA, PAVS agreed to acquire 102 shares of common stock of BW, representing 51% equity interest from BW’s stockholders for a total consideration of $22,440,000 in cash (the “Proposed Transaction”). 100% equity interests of BW as of December 31, 2024 was valued at $44,000,000 based on an independent valuation report by AVISTA Valuation Advisory Limited. Upon closing of the Proposed Transaction, the 10 existing stockholders of BW will transfer 102 shares of BW’s common stock to PAVS, PAVS will be granted the right to appoint a majority of the members of BW’s board of directors.

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BW operates through its two wholly owned subsidiaries, Bomie US LLC in New Jersey and WooKoo LLC in Texas, engaging in e-commerce business on TikTok as well as providing e-commerce solutions to customers.

This acquisition aligns with PAVS’s strategy to expand into marketing-commerce field. By securing a majority interest in BW, PAVS aims to capitalize on the growing interests demand for TikTok-driven e-commerce and related solutions.

The SPA included customary representations, warranties, and covenants by the respective parties and closing conditions, including that PAVS should obtain its shareholders approval to consummate this Proposed Transaction. Consummation of the transaction contemplated under the SPA is not subject to a financing condition.

The SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

About BW

Business Overview

Bomie Wookoo Inc., through its wholly owned subsidiaries, Bomie US LLC (“Bomie US”) and WooKoo LLC (“Wookoo”), as an e-commerce company and also provides TikTok-related e-commerce solutions for customers.

Wookoo boosted the sales and growth of its e-commerce stores, leveraging its network in the e-commerce industry and utilizing influencer collaboration, live-streaming sales, advertising campaigns, and data-driven strategic consulting to increased visibility and engagement. BW registers online shops with TikTok and maintains the good standing of them, and lease the shops for use of its customers, to generate service fees and commission.

BW Corporate History

Bomie Wookoo Inc., formerly known as TOAO Inc, was incorporated in New York on September 6, 2022. Bomie Wookoo Inc. currently have two direct, wholly-owned subsidiaries as part of the organizational structure: Bomie US LLC and WooKoo LLC.

Bomie US LLC was incorporated in New Jersey on November 19, 2024. WooKoo LLC was incorporated in Texas on May 25, 2023.

Industry Outlook and Market Position

The rise of social commerce has transformed digital marketing and e-commerce, with platforms like TikTok becoming dominant sales channels for brands targeting younger audiences. The U.S. TikTok Shop market has experienced rapid expansion, driven by influencer-driven purchasing behavior, short-form video engagement, and AI-driven content recommendations. BW aims positioned itself to capitalize on this trend by continuously.

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Strategic Development and Growth Prospects

To further strengthen its market presence, BW is planning to expand its brand partnerships, enhancing its live-streaming infrastructure, and investing in creator collaborations. BW aims to scale its revenue streams by diversifying its client base, increasing creator engagement, and further integrating with TikTok’s evolving e-commerce features.

Key Risk Factors

In considering the Proposed Transaction, you should be aware that there are a number of risk factors, general and specific, which could materially adversely affect the market price of our Class A Ordinary Shares.

Risks relating to the Proposed Transaction

The following is a list of, but not all, risks associated with the Proposed Transaction. Each of the risks set out below could, if it eventuates, have a material adverse impact on the Company’s shares, options and future dividends, BW’s operating performance, profits, products, the industry in which it operates. No assurances or guarantees are given in relation to the future performance of, or profitability of, the Company.

The value of shares will depend on the future performance of the Company and the market price of shares from time to time. The future performance of the Company and the market price of shares may be influenced by factors associated with investing in both the e-commerce industry and listed securities generally which are beyond the control of the Company.

This section outlines:

•	specific risks relating to the e-commerce business;

•	specific risks that arise from the Proposed Transaction; and

•	general investment risks.

Many of these risks are outside the control of the Company and BW. Although the Company will have in place a number of strategies to minimize exposure to, and mitigate the effects of, some of the risks outlined in this section, there can be no guarantee that such arrangements will protect the Company from these risks.

Risks Related to BW’s Business and Financial Results

BW’s business is heavily dependent on TikTok’s operation in the U.S.

BW’s business currently relies heavily on TikTok as its primary sales and marketing platform, and any disruptions, regulatory restrictions, or changes to the platform’s operations could have a material adverse effect on the business, financial condition, and results of operations.

Furthermore, these newer advertising and e-commerce channels often evolve rapidly and can be subject to disruptions beyond BW’s control. For example, lawmakers in the United States, Europe, and Canada have intensified efforts to restrict or regulate access to TikTok due to national security concerns. On April 24, 2024, President Biden signed a bill requiring ByteDance to divest TikTok by January 19, 2025, or face a potential ban in the United States. Although ByteDance did not sell TikTok by the deadline, on January 20, 2025, President Trump issued an executive action delaying the enforcement of the TikTok ban for 75 days. Additionally, several U.S. states, governmental agencies, and institutions have raised similar concerns, leading to localized restrictions and prohibitions on TikTok’s usage.

As laws and regulations governing digital platforms continue to evolve, any restrictions or outright bans on TikTok could significantly impact BW’s ability to conduct business, as BW relies on the platform for product sales, advertising, and customer engagement. Furthermore, failure by BW, its employees, or third-party partners to comply with emerging regulations could expose it to regulatory investigations, legal liabilities, fines, or other penalties. Any sudden loss of access to TikTok or limitations on its functionality could require BW to rapidly shift to alternative sales channels, which may not be as effective or scalable, and could negatively affect BW’s revenues, customer acquisition, and overall growth strategy.

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Given BW’s reliance on TikTok, any regulatory uncertainty, access restrictions, or platform policy changes could materially and adversely affect BW’s ability to operate and grow BW’s business.

BW has a limited operating history and face significant challenges in an emerging industry.

BW has a limited operating history which makes it difficult to predict its results of operations. In addition, BW’s results of operations may fluctuate from quarter to quarter as a result of the nature of its business and a number of factors, many of which are outside of BW’s control and may be difficult to predict. Some additional factors that affect BW’s results include, but are not limited to:

•	the level of demand for BW’s services and solutions;

•	BW’s ability to retain existing or add new creators and brands;

•	BW’s ability to successfully integrate companies and assets it has acquired and in the future may acquire into its business;

•	the timing and success of new features, integrations, capabilities and enhancements by BW to its products or by its competitors to their products;

•	changes in the competitive landscape of BW’s market;

•	BW’s ability to accept and use of any new technology or marketing platform;

•	errors in BW’s forecasting of the demand, which could lead to lower revenue, increased costs or both;

•	the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that BW may incur to maintain and expand its business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties or interruptions resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	regulatory fines;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•	the number of new employees added and employee turnover;

•	the timing of the grant or vesting or settlement of equity awards to employees, directors or consultants;

•	the availability of content for licensing for use by creators;

•	pricing pressure as a result of competition or otherwise;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in BW’s quarterly results of operations. You should not rely on BW’s past results as an indicator of its future performance. The variability and unpredictability of its quarterly results of operations or other operating metrics could result in its failure to meet its expectations or those of analysts that cover BW or investors with respect to revenue or other key metrics for a particular period. If BW fails to meet or exceed such expectations for these or any other reasons, the market price of shares could fall, and BW could face costly lawsuits, including securities class action suits.

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BW’s business depends substantially on the continuing efforts of its executive officers, and its business may be severely disrupted if it loses their services.

BW’s future success depends substantially on the continued services of its executive officers. BW does not currently maintain key man life insurance on any of its executive officers. If any of its executive officers are unable or unwilling to continue in their present positions, it may not be able to replace them readily, if at all. Therefore, BW’s business may be severely disrupted, and it may incur additional expenses to recruit and retain new officers. In addition, if any of BW’s executive officers joins a competitor or forms a competing company, its business, financial condition, operating results or prospects could be harmed.

Global economic conditions could materially and adversely affect BW’s business, financial condition, operating results and prospects.

The global macroeconomic environment is facing challenges, and the uncertain state of the global economy continues to impact businesses around the world, including as a result of COVID-19. If global economic and financial market conditions do not improve or further deteriorate, BW’s business, financial condition, operating results and prospects may be materially and adversely affected.

A material portion of BW’s revenue is generated outside of the United States.

Global political uncertainty poses risks of volatility in global markets, which could negatively affect BW’s operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. dealers, end customers, employees or prospective employees, all of which could adversely affect BW’s business, sales, hiring and employee retention. Implications related to BW’s non-U.S. sales may negatively impact BW’s financial operating results. These implications include foreign currency effects, tariffs, customs duties, inflation, difficulties in enforcing agreements and collecting receivables through foreign legal systems, compliance with international laws, treaties and regulations, unexpected changes in regulatory or tax environments, disruptions in supply or distribution, dependence on foreign personnel and various employee work agreements, foreign governmental action, as well as economic and social instability. In addition, there may unfavorable tax law changes.

BW may be unable to obtain financing for its working capital needs on favorable terms.

BW’s success and growth are largely dependent upon having adequate working capital to fund its business objectives and planned growth on favorable terms. BW cannot assure you that it will be able to generate cash flow or that it will be able to borrow funds in amounts sufficient to enable it to meet its working capital requirements.

Risks Related to BW’s Industry

Seasonal fluctuations in e-commerce activity could have a material impact on the revenue, cash flow and operating results.

BW’s revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of clients’ spending on advertising campaigns. For example, customers tend to devote more of their budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, the inventory in the fourth quarter may be more expensive due to increased demand for inventory. Political advertising could also cause the revenue to increase during election cycles and decrease during other periods.

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BW may be subject to product liability claims for products or brands that are marketed.

As part of BW’ internet media services, they provide integrated marketing services for products or brands. If any product or brand marketed by BW were to cause personal injury or injury to property, the injured party or parties could bring claims against BW. BW could also be subject to claims that consumers were harmed due to their reliance on BW’ promotion of products or brands. If a claim were brought against BW, regardless of its merit, BW’ business and the reputation of their services may be adversely affected. If a claim were to become successful, BW may have the right under the applicable laws, rules, and regulations to seek indemnification from the relevant manufacturers or third-party brands or merchants for any compensation that BW may be required to pay to consumers in connection with product liability, personal injury, or a similar claim, if such relevant party is found liable. However, there can be no assurance that BW will be able to recover all or any amounts from these parties. Any product liability claim, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on BW’ reputation, business, financial condition, and results of operations.

BW rely on a number of internet platforms to conduct their internet media business. However, operators of the platforms may curtail or inhibit BW’ ability to use the platforms, or there may be material disruption of the platforms.

BW rely on various internet platforms and social media networks to distribute marketing content. While these platforms are generally open to all users, they have no obligation to allow BW to use their platforms in the long term. The platform operators may decide at any time to curtail or inhibit BW’ ability to use such platforms if BW breach the terms of use of such platforms or for any other reason. Additionally, these platforms may increase their fees or make changes to their respective business models, terms of use, policies, or systems, and those changes could impair or restrict BW’ ability to post content. Further, platforms could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses, and security breaches. Any of the above could reduce BW’ ability to post marketing content, drive user traffic, and reach target audiences, and thus impair BW’ ability to serve their customers, any of which could affect their ability to achieve profitability or have a material adverse effect on their business, financial condition and results of operations.

BW’s failure to maintain and grow its client base may negatively impact its revenue and business.

To sustain or increase the revenue, BW must regularly add new clients and encourage existing clients to maintain or increase the amount of marketing services purchased, as well as to adopt new features and functionalities BW offers. If competitors introduce lower-cost or differentiated offerings that compete with, or are perceived to compete with BW’s, BW’s ability to attract new clients or retain existing ones could be impaired. BW cannot assure you that the clients will continue to use its services, or that BW will be able to replace, in a timely or effective manner, departing clients with new ones that generate comparable revenue. If a major client representing a significant portion of the business decides to materially reduce its use of BW’s services or to cease using BW’s services altogether, it is possible that BW’s revenue could be significantly reduced.

Risks Related to the Proposed Transaction

PAVS may be unable to satisfy the conditions to closing the Proposed Transaction.

The consummation of the Proposed Transaction is subject to approval by the shareholders of PAVS and BW and the satisfaction or waiver of the other closing conditions set forth in the relevant agreement. There can be no assurance, however, that these closing conditions will be satisfied or waived.

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BW operates in an industry that is outside of PAVS management’s area of expertise.

Although PAVS management has endeavored to evaluate the risks inherent in BW’s business, there can be no assurance that PAVS has adequately ascertained or assessed all of the significant risk factors. PAVS has undertaken financial, commercial and other analyses of BW to determine its attractiveness as an acquisition target, and whether to pursue the Proposed Transaction. It is possible that such analyses, and the best-estimate assumptions made by PAVS, may not be realized. If management misjudges the risks or benefits of BW’s business, the share price may decline.

Resources expended in pursuit of the Proposed Transaction would be wasted if the Proposed Transaction is not completed.

The investigation of BW, the negotiation, drafting and execution of the agreements signed in connection with the Proposed Transaction, and the preparation of related disclosure documents and other filings required substantial management time and attention and substantial costs for accountants, attorneys, consultants and others. If PAVS fails to complete the Proposed Transaction for any number of reasons, many of which are beyond PAVS’s control, it will result in a loss to PAVS of the related costs incurred.

PAVS’s management has interests in the Proposed Transaction that are different than Shareholders generally.

PAVS’s management interests in the Proposed Transaction are different from, or in addition to, those of other Shareholders generally. The existence of the financial and personal interests of management described in this risk factor may result in a conflict of interest on the part of PAVS’s management between what they may believe is best for PAVS and what they may believe is best for themselves in determining whether or not to take the requested action.

Share market conditions

There are risks associated with any investment in securities. General factors that may affect the market price of shares include economic conditions in the US and internationally, investor sentiment, local and international share market conditions, changes in interest rates and the rate of inflation, changes to government regulation, policy or legislation, changes which may occur to the taxation of companies as a result of changes in US taxation laws, and changes in exchange rates.

These factors may materially affect the market price of shares regardless of the Company’s performance. As such, the past performance of the Company or BW is not necessarily an indication as to the future performance of the Company.

Tax consequences

If the Proposed Transaction is implemented, there may be tax consequences for Shareholders. Shareholders should seek their own professional advice regarding the individual tax consequences of the Proposed Transaction applicable to them. For example, Shareholders may be exposed to potentially higher capital gains tax liability when compared to their current investment in the Company.

De-listing due to failure to comply with Nasdaq Capital Market listing standards

The Company cannot provide assurance that it will be able to continue to comply with the standards required to maintain a listing on the Nasdaq Capital Market, such as the corporate governance, minimum stockholder’s equity, minimum bid price or minimum market value of publicly held shares requirements. Failure to do so may result in the Nasdaq Capital Market taking steps to de-list the Shares. A notice of de-listing or any de-listing would likely have a negative effect on the Share price and may impair Shareholders’ ability to sell Shares when they wish to do so. In the event that the Company receives a notice of de-listing, the Company would plan to take actions to restore compliance with the Nasdaq Capital Market’s listing requirements, but can provide no assurance that any action taken would result in the Shares maintaining listing, or that any such action would stabilize the market price or improve the liquidity of Shares.

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Dividends

Any future determination as to the payment of dividends by the Company will be at the discretion of the Board and will depend on the financial condition of the Company, future capital requirements and general business and other factors considered relevant by the Board at the time. No assurance in relation to the payment of dividends can be given by the Company.

Changes in accounting policy

Accounting policy standards may change. This may affect the reported earnings of the Company and its financial position from time to time. The Company will assess and disclose, when known, the impact of these change in its periodic financial reporting.

Economic conditions

The assets, operations and financial performance of the Company will be influenced by a variety of general economic and business conditions on a national and global scale, including levels of consumer spending, commodity prices, inflation, interest rates and exchange rates, supply and demand, industrial disruption, access to debt and capital markets and government fiscal, monetary, taxation and regulatory policies.

Changes in general economic conditions may result from many factors including government policy, international economic conditions, significant acts of terrorism, hostilities, war, civil commotion, epidemic, pandemic, quarantine, natural disasters or Acts of God. A prolonged deterioration in general economic conditions, including an increase in interest rates or a decrease in consumer and business demand, could be expected to have an adverse impact on the Company’s operating and financial performance, financial position and market price of shares.

Extraordinary Shareholder Meetings

In connection with the Proposed Transaction pursuant to the SPA, the Company hereby furnishes the following documents for the extraordinary meetings of shareholders of the Company:

Exhibits

Exhibit No.	Description
10.1	Form of Share Purchase Agreement, dated February 28, 2025, by and among PAVS, BW and stockholders of BW
99.1	Notice of extraordinary meeting of shareholders
99.2	Form of proxy card for the extraordinary meeting of shareholders

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: February 28, 2025	By:	/s/ Ling Guo
	Name:	Ling Guo
	Title:	Chief Financial Officer

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